TRANSGLOBE ENERGY CORPORATION ANNOUNCES
MID-QUARTER UPDATE FOR Q2 2016

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 22, 2016 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces a mid-quarter update for the second quarter of 2016. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

•	Q2 production guidance upgraded to 11,400 Bopd from 10,800 Bopd

•	Lifted and sold 516,901 Barrels in May (2nd cargo for 2016) for net proceeds of $16.9 million ($32.89/bbl)

•	3rd Cargo expected in September

•	Commenced 2016 drilling program in Q2 with one drilling rig

◦	K-48 development well (K South) at W Bakr on production ~460 Bopd in June

◦	Two exploration wells in NWG resulting in 2 D&A wells (NWG 29 & 21)

◦	Next well NWG 27 targeting Nukhul/Red Bed formation, 3 kms north of NWG 3 discovery

•	Finalized 2016 production recovery plan (“PRP”) and second drilling rig

o	Second drilling rig expected to start in August to expand the 2016 program

o	PRP includes: 2 additional wells in K South (WB), 16+ recompletions, pump optimizations and facility upgrades in WB and WG plus first production from NWG 3 discovery in Q4

o	PRP 2016 capital program in range of ~$8 million

o	PRP is targeting Company oil production of 13,000 to 14,000 Bopd by year-end

•	Current cash balance of ~$128 million

PRODUCTION

Further to the Q1 quarterly press release (May 12, 2016) the Company has prepared a production recovery plan for the balance of 2016 to arrest the production declines associated with extremely low oil prices and near zero investment since Q4 of 2015. With Brent oil prices strengthening back to the $50/Bbl range the Company has begun reactivating and repairing pumps on wells which were shut-in/curtailed due to low oil prices. The Company has increased guidance for Q2 production to 11,400 Bopd, from previous guidance of 10,800 Bopd.

Eastern desert production (West Gharib and West Bakr) averaged; 11,355 Bopd in April, 11,164 Bopd in May and 11,900 Bopd to date in June. The 2016 production recovery plan is targeting to increase production to 13,000 - 14,000 Bopd by year-end. The production recovery plan consists of 2 additional development wells at K South, 16+ recompletion/work overs to primarily access oil pay behind pipe, associated facility/infrastructure investment and the commencement of production from the NWG concession in Q4. The Company has estimated a capital investment of ~$8 million for the PRP which, assuming all the planned work is completed by year-end would bring our expected total 2016 capital spend to ~$38 million. A second drilling rig is scheduled to commence drilling in August to accelerate the 2016 exploration program (which had been partially deferred to 2017 due to low oil prices) and accommodate 2 additional development wells in the exploration drilling schedule. It is expected that subject to regulatory approvals, work could commence on the recompletions in the third quarter along with upgrades to the associated facilities/infrastructure. In addition the Company is targeting to develop the NWG 3 Red Bed discovery in Q4. It is expected that NWG 3 will commence production in the 500-1,000 Bopd range in Q4.

2016 DRILLING PROGRAM

To date, the Company has drilled three wells in the 2016 drilling program resulting in 1 oil well (K-48) and 2 dry holes (NWG 29 and NWG 21). Sixteen (16) exploration wells remain to be drilled.

The first well (K-48) was drilled, cased and completed as an Asl A oil producer in the K South field and placed on production in early June. The well is currently averaging 460 Bopd from the upper Asl A formation. K-48 is the first well drilled in the K field southern extension, since receiving military access approval in late 2015, which had been subject to a drilling moratorium for the past 20 years due to military activities in the area. With the strong support of the former Minister of Oil and now Prime Minister, the current Minister of Oil and EGPC; the Company was able to negotiate access to the K South field. K South had an internally estimated 55 million barrels of initial oil in place. K South existing producers have produced 5.9 million barrels of oil since 1980 which represents an approximate recovery factor of 10.7%. Based on the main K field Asl A pool estimated ultimate recovery factors of approximately 29%, it is expected that with full development, K South could recover an additional 8-10 million barrels from the Asl A formation. At year-end 2015, the Company had approximately 3.9 million barrels of 2P reserves assigned at K South. Two additional K South wells are planned for 2016.

The first exploration well (NWG 29) was drilled to a total depth of 9,210 feet targeting the Kareem, Asl and lower Rudeis sandstones on a prospect north and east of the Hana pool. The well encountered good quality reservoirs with minor oil shows, however was plugged and abandoned as the zones were wet.

The second exploration well (NWG 21) was drilled to a total depth of 5,245 feet targeting the Nukhul/Red Bed reservoirs similar to and south of the Arta/East Arta pools. The well encountered the targeted Red Bed sands, which were wet. The well was plugged and abandoned.

The next exploration well (NWG 27) is targeting in the Nukhul/Red Bed formations on the northern edge of the NWG concession.

In total, the Company is targeting to drill three development wells (K South) and 18 exploration wells (12 in NWG, 4 in SWG and 2 in SEG) in the 2016 program which will satisfy the respective first phase drilling commitments in the eastern desert. The prospects range in size from 2 million to 16 million barrels of recoverable resource (internally estimated P-mean, un-risked) with an individual estimated chance of success ranging from 11% to 42%. As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward as development lease applications for production to begin 2016-2017.

EXPLORATION/OTHER

In the western desert, the Company is preparing a tender for a 3-D seismic acquisition program on NW Sitra. Prospecting has begun on South Ghazalat’s new 408 km² 3-D seismic acquired in 2015. Exploration drilling in South Ghazalat and NW Sitra could begin in late 2017 to 2018.

In South Alamein, the Company has re-engaged with the Minister of Oil to advance discussions on gaining access to its South Alamein concession. The Company acquired the concession in 2012, primarily to exploit the existing Boraq 2 discovery (see press release of July 3, 2012), but has been unable, due to military access restrictions, to further assess and develop this discovery.

In addition, the Company is evaluating the western desert concessions which have been announced in the EGPC 2016 bid round (bids due August 31st, 2016).

The Company also continues to actively evaluate new opportunities in OECD regions as part of the planned diversification strategy.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose activities are primarily concentrated in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Advisory on Forward-Looking Information and Statements

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com